EXHIBIT (A)(1)(viii)

CROWLEY NEWCO CORPORATION

Dear Crowley Maritime Shareholder:

We have attempted to reach you by telephone, but have been unable to locate your number.  You should have received tender offer material dated March 19, 2007, regarding your shares of common stock.  We would like to speak to you on this issue as soon as possible.

Please call the Information Agent at one of the following numbers below, so that we can confirm you have received the material and are informed of the offer for your common shares.

William Chu or Kathleen Moffatt
D.F. King & Co., Inc.
T: (212) 493-6992 (collect) or
Toll free at (800) 487-4870

______________________________

The Offer is set to expire at 5:00 p.m., New York City time, on Friday, April 20, 2007, unless the Offer is extended.

______________________________

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